UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934
Commission File Number 001-33396
MBF HEALTHCARE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)
121 Alhambra Plaza, Suite 1100, Coral Gables, Florida 33432
(305) 461-1162

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units, consisting of one share of Common Stock, par value $0.0001 per share, and one Warrant
Common Stock, par value $0.0001 per share
Warrants

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☑

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Units: 2 Common Stock: 2 Warrants: 2
     Pursuant to the requirements of the Securities Exchange Act of 1934, MBF Healthcare Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 24, 2009	BY: /s/ Miguel B. Fernandez
	Name:	Miguel B. Fernandez
	Title:	Chairman and Chief Executive Officer